BABY FOX INTERNATIONAL, INC.
Shanghai Minhang, District
89 Xinbang Road, Suite 305-B5, PRC

February 11, 2010

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Baby Fox International, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-150835
Filed December 22, 2009

Dear Mr. Reynolds:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Baby Fox International, Inc. (the “Company”) dated January 21, 2010.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General Comments

Staff Comment 1:    We note your response to prior comment two from our letter dated August 5, 2009. We continue to believe that additional analysis of this issue is necessary. Accordingly we reissue our comment. It appears to us that the shares being sold by Favor Jumbo Enterprises Ltd., First Prestige, Inc., JD Infinity Holdings, Inc., and Catalpha Holdings, Inc., were received for fundraising related services, including services related to this offering. Provide us with a detailed legal and factual analysis supporting your conclusion that they are not underwriters.

Response:    In response to the Staff’s comment, the Company respectfully submits that Favor Jumbo Enterprises Ltd., First Prestige, Inc., JD Infinity Holdings, Inc. and Catalpha Holdings, Inc., should not be viewed as “underwriters” within the statutory definition of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Act”). Our conclusion that none of the above mentioned selling stockholders are conduits to the offering or participants in the distribution of the shares which are covered for sale by the Registration Statement is supported by the following analysis:

•
Each of the selling stockholders received its shares on January 18, 2008 as compensation for consulting services performed for the Company in connection with the Company’s efforts in becoming a public reporting company and have its stock quoted on the OTCBB.

•	The selling stockholders received a total of 1,942,513 shares of the Company’s common stock which accounts for approximately 4.8% of the total outstanding shares of the Company.
•
Each of the selling stockholders has held their shares in the Company for over two years and has accepted the market risk of its investment and demonstrated its original desire to purchase the shares and hold them as an investment and not for immediate resale.

•
Each of the selling stockholders are in the business of provide financial consulting services and are not broker-dealers or affiliate of broker-dealer and none of them are in the business of underwriting securities.

Based on the above, the selling stockholders are not acting as conduits for the Company and therefore should not be considered “underwriters” under Section 2(a)(11) of the Act with respect to the resale of the shares covered by the registration statement. Rather, we believe that the resale covered by the registration statement represent a true secondary offering consistent with the Securities Act Rules Compliance Disclosure Interpretation 612.09.

Staff Comment 2:    We note that the company intends to pay its declared dividends to shareholders of record on August 8, 2007 and December 10, 2007 when such payments become permissible under law. Please revise the disclosure throughout your document to name the shareholders who will receive these dividends. See prior comment six.

Response:    The payments will be made to the sole shareholder of record of Shanghai Baby Fox on August 8, 2007 and December 10, 2007, namely, Fengling Wang, when such payments become permissible under PRC law. The dividends were recorded as appropriation of earnings for 2007 and 2006. We have amended the registration statement as requested.

Summary, page 1

Staff Comment 3:    Please revise your discussion on page three to state your working capital position and indicate that you have received a going concern opinion from your auditor.

Response:    As of September 30, 2009, the Company’s current liabilities exceeded its current assets by $6,409,933 and the Company’s total liabilities exceeded its total assets by $7,315,693. The Company generated a net loss for the three months ended September 30, 2009 and the Company’s cash position on September 30, 2009 was $72,953. Our auditor has expressed their concern as to our ability to continue as a going concern in the audit opinion of our financial statements for the year ended June 30, 2009.

We believe we can satisfy our cash requirements during the next 12 months through reduction of expenses associated with retail store openings, liquidation of our inventory, realization of our accounts receivables and reduce our accounts payable.  We have experienced a rapid growth in both sales and store numbers since 2008. The Company has adjusted its strategy to slow down the new store openings and focus on digesting inventory of past seasons and improving revenue and margin from existing stores in the fiscal year 2010. The Company has successfully established tiered inventory digesting structure through Class A stores, Class B stores and warehouse sales. Class A stores sell current season products at full price, Class B stores sell one-year-old products at a 30-50% discount while warehouse sales digest products aged more than one year at a 10-20% discount. Class A stores are expected to sell 70% of products from each season with the rest sold through Class B stores and warehouse sales. The tired structure would ensure that most, if not all of the inventory can be digested within 24 months after production.

The Company held two large warehouse sales in December of 2009 and has realized more than 50% of 2007 and 2008 inventory in cash of approximately $381,000. Depending on actual inventory level, more warehouse sales will be held in the next 12 months as warranted and are expected to generate revenue around $2.8 million. Sales from Class A and Class B stores are expected to be around $20 million. We believe that cash generated from the stores and warehouse sales in the next 12 months will be sufficient to cover inventory purchases and SG&A expenses of around $17.5 million.

In concurrent with the establishment of tiered inventory digesting structure to increase sales and liquate the inventory in a timely fashion, the Company also strives to encourage cash purchase from non-corporate store owners, maintain the realization of accounts receivable from shopping malls within 60 days and settle long-aged account balances.

Our accounts payable are mainly due to our related party which we have negotiated and have established a favorable six-month payment term with additional extension if the payment would materially impact the Company’s liquidity profile. This policy will effectively prevent further deterioration of the Company’s cash position.

In addition, the Company believes it can meet its liquidity requirements for working capital and general corporate purposes during the 2010 fiscal year from a variety of other sources. These sources include renewal of outstanding debts when due, new short or long-term borrowings from both related and unrelated parties and financial institutions, and future equity financings although there is no assurance that additional financings, whether debt or equity, will be available.

We have amended the registration statement as requested.

Risk Factors, page 6

Staff Comment 4:    We do not believe that the company has responded completely to our prior comment seven. Accordingly, we reissue. Many of the subheadings in your risk factors are too vague and generic to adequately describe the risk that follows. See, for example, “Need for additional employees.” Please revise. Also, please revise to succinctly state in your subheadings the risks that result from the facts and uncertainties identified while avoiding generic conclusions.

Response:    We have amended the risk factors in our registration statement as requested.

Staff Comment 5:    We do not believe that the company has responded completely to our prior comment nine. Accordingly, we reissue. We note your statement in the risk factor “We have no plans to declare any dividends…” that you have no intention of paying any dividends in the foreseeable future. However you indicate elsewhere an intention to pay declared dividends on or before December 31, 2010. Please revise accordingly.

Response:    We have no intention to declare any new dividends in the foreseeable future; however, we intend to pay dividends which were declared on August 8, 2007 and December 10, 2007.

Staff Comment 6:    We note your page nine risk factor addressing your relationship with Changzhou CTS. Please revise to add a separate risk factor discussing the risks associated with contracting with related parties and the lack of arms’ length negotiations which appears distinct from the risk you’ve already presented.

Response:    We have added a separate risk factor discussing the risk associated with contracting with related parties and the lack of arms’ length negotiations as requested in the amended filing.

Staff Comment 7:    Please revise to more succinctly address the risks associated with your page 11 risk factor “Failure to comply with PRC regulations…”

Response:    We have amended the risk factor in our registration statement as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Staff Comment 8:    It was unclear to us where or how the company responded to prior comment 11 regarding average sales per square foot. Please advise.

Response:    The average sales per square foot increased slightly to $28 for the three months ended as of September 30, 2009 from $27 for same period in 2008 as a result of improved sales result at newly opened corporate stores. This improvement in sales per square foot was mainly due to the Company’s change in its expansion strategy of being more focused on location selection for its new stores.

Average sales per square foot also increased for fiscal year 2009 to $123 per square foot from $97 per square foot for fiscal year 2008. This increase was attributable to the Company’s changed policy in fiscal year 2009 to offer greater discount for inventory of prior years to non-corporate stores for non-refundable cash purchases.  The change provided incentive for non-corporate stores to purchase more inventory of prior years.

We have included the above disclosure in the amended filings as requested.

Comparison of Years Ended June 30, 2009 and 2008
Sales, page 23

Staff Comment 9:    We have reviewed your response to our prior comment 12 and your revised disclosure. However, it does not appear that you have adequately disclosed the factors that resulted in changes in sales revenue. Please revise your disclosure to explain the drivers of the substantial increase in sales at existing non-corporate stores compared to the static sales results from existing corporate stores.

Response:    As disclosed in response to Staff Comment 8 above, after the Company began offering greater discounts to non-corporate stores to purchase the Company’s inventory from prior years during fiscal year 2009, revenue from sales to non-corporate stores increased. Sales to non-corporate stores are recognized at the time of the purchase from the Company by the non-corporate store owners.

Liquidity and Capital Resources, page 25

Staff Comment 10:    We note your response to our prior comment 17 and the related revisions to your filing. Please revise to provide additional detail regarding management’s expectations for your capital position over the next 12 months. For example, your disclosure indicates that liquidity is expected to improve following a warehouse sale during the fiscal quarter ended December 31, 2009, but you have not explained how this warehouse sale will improve your working capital position. Your revised disclosure should provide additional detail regarding your plans to more effectively control your accounts receivable and inventory balances in the future. Also, please provide management’s assessment of the growing balance in accounts payable due to an affiliated company (i.e. Changzhou CTS Fashion Co. which is owned by your CEO).

Response:    The Company expects to generate sufficient revenue to satisfy our cash requirement over the next 12 months by lowering our cost of sale and increase revenue. The Company has and will decrease cost of sale by continuing to slow down the rate of new store openings. In addition, the Company has begun to focus on liquidating inventory of past seasons and improving revenue and margin from exiting stores in fiscal year 2010.

To date, the Company has successfully established tired inventory digesting structure through Class A stores, Class B stores and warehouse sales. In December 2009, the Company held two warehouse sales and sold more than 50% of inventory from 2007 and 2008 and generated $381,000 in cash. We will continue to hold warehouse sales depending on our inventory level.

In concurrent with the establishment of tiered inventory digesting structure to increase sales and liquate the inventory in a timely fashion, the Company also strives to encourage cash purchase from non-corporate store owners, maintain the realization of accounts receivable from shopping malls within 60 days and settle long-aged account balances.

Our accounts payable are mainly due to our related party which we have negotiated and have established a favorable six-month payment term with additional extension if the payment would materially impact the Company’s liquidity profile. This policy will effectively prevent further deterioration of the Company’s cash position.

We believe cash from the sales of inventory of prior seasons and other internally generated cash during peak season at the second and third quarters of fiscal year 2010 will be sufficient to meet our liquidity needs. In addition, the Company believes it can meet its liquidity requirements for working capital and general corporate purposes in 2010 from a variety of other sources. These include renewal of outstanding debts when due, new short or long-term borrowings from both related and unrelated parties and financial institutions, and future equity financings although there is no assurance that additional financings, whether debt or equity, will be available.

We have included the above disclosure in the amendment to our registration statement as requested.

Staff Comment 11:    In connection with the preceding comment, please disclose management’s specific plans to satisfy the $440,100 of debt that is payable by March 31, 2010 and the $836,190 of Debt that is payable by June 16, 2010 and explain how the use of cash to meet these debt payments will affect your ability to meet your other cash requirements.

Response:    We have confirmed with the lenders that the above listed loans will be extended for 12 months from the original maturity date with the same conditions. We are in the process of amending the loan agreements.

Staff Comment 12:    We note your response to prior comment 17 and the revised disclosure on page 28. Please revise to balance this discussion by addressing:
a.	Your negative working capital position;
b.	Your current cash balance;
c.	Your receipt of a going-concern opinion; and
d.	That there is no assurance that additional financings, whether debt or equity, will be available.

Response:    We have amended the disclosure in our registration statement as per our responses to Staff Comments 3 and 10 and as requested.

Staff Comment 13:    We reissue prior comment 22. Please revise here and elsewhere to disclose the specific nature of the consulting services provided by each party referenced as receiving shares on January 18, 2008.

Response:    The consulting services provided by each party referenced as receiving shares on January 18, 2008 are as follows:

Favor Jumbo Enterprises Limited
The shares issued to Favor Jumbo Enterprise Limited (“Favor Jumbo”) were for serviced provided to us by Qian Wang. Qian Wang designated Favor Jumbo to hold the shares issued to her in connection with her consulting services to the Company. The services included introducing and supervising Beijing Allstar Business Consulting, Inc., providing both verbal and written translation between English and Chinese for our executives, and providing strategic consulting and advice to Baby Fox’s executives regarding U.S. capital market and related issues regarding our private placement and application for quotation of the common stock on OTC Bulletin Board.

First Prestige, Inc., JD Infinity Hodlings, Inc., Catalpa Holdings, Inc., Avenndi LLC, Wei Zhuang and Jing jin
The above parties were designated by Beijing Allstar Business Consulting, Inc (“Allstar”) to hold shares issued by the Company as compensation for services provided pursuant to a business consulting agreement by and between Allstar and Shanghai Baby Fox dated May 18, 2007 and amended on January 18, 2008. Pursuant to the agreement, Allstar and its chosen consultants would provide advice on our capital structure, financing options, types of financial instruments to be offered, and the market segment for which the financial instruments are suitable. In addition, Allstar and its chosen consultants would also provide linguistic services for Baby Fox, including assisting with translations from English to Chinese and Chinese to English; introduce professional firms and individuals to us, including a U.S. law firm, U.S. accounting firm, broker and dealer, and investment bank. In addition, Allstar would advise us on our incorporation in the state of Nevada. Allstar and its chosen consultants also would advise us, with the assistance of our U.S. securities counsel, on our registration of private placement common stock and related filings with the U.S. Securities and Exchange Commission and to file our applications with the FINRA in order to have our common stock quoted on OTC Bulletin Board.

Business, page 30

Staff Comment 14:    We note your response to our prior comment 28 and the revised text on page 40. Please revise to disclose whether you have generated any sales through your online store

Response:    From March to December 2009, the online store made sales of $75,000 with a gross margin of around 25%. Given that the Company has established tiered inventory digesting structure through Class A, Class B stores and warehouse sales and the relatively small revenue from online store, the management closed its online store in December 2009.

.As the revenue generated from our online store was not significant and we have closed our online store, accordingly, we have removed this disclosure from our registration statement.

Executive Compensation, page 46

Staff Comment 15:    We note your response to comment 32. Please revise the introductory paragraph to clarify that the table reflects all compensation awarded to, earned by, or paid to the named executive officers.

Response: The compensation disclosed in our registration statement reflects all compensation awarded to, earned by, or paid to the named executive officers. We have amended our registration statement as requested.

Financial Statements

Consolidated Financial Statements for the Three Months Ended March 31, 2009
Notes to Consolidated Financial Statements
General

Staff Comment 16:    Please revise to provide an affirmative statement that your interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Article 8-03 of Regulation S-X.

Response:    The Company has included an affirmative statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading in amended filing.

Consolidated Financial Statements for the Years Ended June 30, 2009 and 2008
Report of Independent Registered Public Accounting Firm, F-14

Staff Comment 17:    We note that your independent registered public accounting firm’s report is not signed. Please provide a signed audit report in accordance with Item 302 of Regulation S-T.

Response:    A signed audit report from our independent registered public accounting firm is included in the amended registration statement in accordance with Item 302 of Regulation S-T.

General

Staff Comment 18:    Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X, and provide a currently dated consent from your independent accountants with any amendments.

Response:    A currently dated consent from our independent accountant is provided in our amendment registration statement.

Staff Comment 19:    We note that the 1,942,513 shares of common stock that were issued for services in connection with the private placement, based on your response to our prior comment 44, were recorded at par value. It appears that these shares should have been recorded at the fair value of the common stock issued, which based on your response, was determined to be $.20 or on the fair value of the consulting services provided, whichever is more readily determinable. Please revise or provide us with your analysis of the guidance supporting your accounting treatment. Refer to FASB ASC 505-50-30.

Response:    As we stated in our response to the comment 44 in December 22, 2009, Baby Fox International, Inc. issued shares of common stock in January 18, 2008, in exchange for services received from independent third parties.  All services were consulting and advisory services in connection with the private placement and registration statements. Therefore, the compensation for above mentioned services was charged to additional paid in capital. Based on EITF 96-18, the measure date was March 2008, the date of the private placement took place. The shares were valued at $0.20 per share, the same valuation that shares were sold in the March 2008 private placement. The number of shares issued to each of these third party service providers was based upon the invoices issued by such providers and agreed to by the Company, divided by $0.20. The journal entries are as follows:

To book shares of common stock issued for services in connection with the private placement:

Debit: Deferred financing cost	$388,503
Credit: Common Stock	$1,943
Credit: Additional paid in capital	$386,560

When the private placement closed:

Debit: Additional paid in capital	$388,503
Credit: Deferred financing cost	$388,503

Part II

Item 16 – Exhibits

Staff Comment 20:    Your exhibit indicates that the company has filed the exhibits 99.1, 99.2, 99.3 and 99.4 (the stock option agreements between Hitoshi Yoshida and Linyin Wang, Hitoshi Yoshida and Jieping Huang, Hotoshi Yoshida and Jieming Huang and the Shanghai Baby Fox Ltd. Store Sales Metrics, respectively) with your registration statement. It does not appear that all of the exhibits identified as being filed with this amendment have been filed. Please file the noted agreements as exhibits to the registration statement.

Response:    The above noted agreements are filed as exhibits to our amended registration statement.

Staff Comment 21:    Your cover page indicates that you have changed counsel. Please revise to provide a new legality opinion and consent and revise your Legal Matters disclosures on page 54 or advise.

Response:    A new legality opinion issued by our current counsel The Crone Law Group is included as an exhibit to the amended registration statement and our Legal Matters disclosure in our registration statement has been revised accordingly.

Exhibit 23.1 – Consent of Paritz & Company, P.A.

Staff Comment 22:    The consent provided by Paritz & Company refers to October 29, 2009 as the date of their report. This appears to be inconsistent with the audit report provided on F-14 which is dated October 23, 2009. Please advise your independent accountant to revise their consent to make reference to the date of their audit report.

Response:    The consent provided by Paritz & Company has been revised to reflect the correct date of the audit report in our amended registration statement.

Exhibit 99.4

Staff Comment 23:    We note your response to our prior comment 49. However, our prior comment is being re-issued as it does not appear that this exhibit was filed with your amended registration statement. Please provide updated comparative sales data metrics for each period presented in your filing. In addition, please disclose your basis for presenting each metric. For example, explain how you treat new stores, relocated stores, changes in store square footage, and store closings in your calculation of the metrics presented.

Response:    We have filed an updated comparative sales data metric as an exhibit to our amended registration statement. The comparative figures were calculated based on the total store sales divided by the average total store area for each period while average total store area is a simple average of total store area at the beginning and the end of each period.

Item 17

Staff Comment 24:    We note your response to prior comment 50 and the revised text. Please note that the undertakings must be reproduced in the exact form given in Item 512 of Regulation S-K. Please revise.

Response:    We have revised our undertakings to comply with Item 512 or Regulation S-K as requested.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not asset staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Matthew Z. Chang, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Jieming Huang
Jieming Huang
President and Chief Executive Officer

Enclosures
CC:	Matthew Z. Chang
The Crone Law Group